EXHIBIT (e)(54)

Fashion Bug Retail Companies, LLC

450 Winks Lane

Bensalem, PA 19020

April 20, 2012

MaryEllen MacDowell

24 Almalfi Court

Robbinsville, NJ 08691

RE: 2013 Incentive

Dear MaryEllen,

As you are aware, Charming Shoppes, Inc. is considering the sale of its Fashion Bug business. It is possible, but not necessarily the case, that as a part of this process, Fashion Bug (the “Company”) will be sold by Charming Shoppes such that Fashion Bug will no longer be an affiliate of or part of the Charming Shoppes family of companies (a “Sale”). The Company has determined that it is in its’ best interests to assure that we will have your continued dedication and assistance in furtherance of the Company’s business and in connection with the possible Sale. As a result, I am pleased to inform you that the Company is willing to provide you with an incentive to continue your employment with the Company and to motivate you in performance of your duties. This letter explains the terms of this incentive.

1. Retention Bonus. In consideration of your continuing employment with the Company, as long as you have maintained continuous employment with the Company from today’s date through the earlier of (x) April 1, 2013 or (y) the date sixty (60) days after the closing on the Sale of the Company (the “Applicable Date”), and have satisfactorily performed your duties through the Applicable Date, you will be entitled to receive a retention bonus of $150,000 (the “Retention Bonus”). The Retention Bonus will be payable within thirty (30) days after the Applicable Date. In addition, if the Company terminates your employment without Cause prior to April 1, 2013 (and you have not otherwise been paid the Retention Bonus), you will still be entitled to the full Retention Bonus, which will be paid within thirty (30) days after termination of your employment. However, if your employment with the Company is terminated for Cause or you voluntarily leave the Company’s employment prior to April 1, 2013, you will not be entitled to this Retention Bonus.

For purposes of this letter, “Cause” shall mean (i) your violation of any policies of the Company (including, without limitation, the Company’s Business Conduct Policy), or (ii) your failure to satisfactorily perform your duties.

2. Annual Incentive Plan. Your Annual Incentive Plan bonus for the Plan Year ending February 2, 2013, if any, will be paid under the ordinary terms of the Annual Incentive Plan program.

3. At-Will Employment. This letter does not constitute a contract of employment and does not guarantee or imply any right to continued employment for any period whatsoever. This letter does not impose on you any obligation to remain as an employee, or impose on the Company any obligation (i) to retain you as an employee, or (ii) to change the Company’s policies regarding termination of employment. The Company and you acknowledge that your employment is and shall continue to be at-will, as defined under applicable law.

4. Entire Agreement. This letter is the entire agreement between you and the Company with respect to the matters set forth herein in connection with the Project and the Company and you agree there are no other promises. All payments made pursuant to this letter will be subject to withholding of applicable income and employment taxes.

By signing this letter you agree to the above terms.

Employee:

/s/ Mary Ellen MacDowell
MaryEllen MacDowell

Fashion Bug Retail Companies, LLC

By:	/s/ Anthony M. Romano

Name: Anthony M. Romano

Title: Chief Executive Officer & President

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